50 3/29/05



SEC 05041361 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 50628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GOVDESK LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 TORRANCE BLVD., SUITE 3
(No. and Street)

REDONDO BEACH (City) CALIFORNIA (State) 90277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES H. WILLIAMS (415) 492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address), LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

CHECK ONE:

- [XX] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/31/0

OATH OR AFFIRMATION

I, ROBERT REVELEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVDESK LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO (OR AFFIRMED
BEFORE ME THIS 2nd DAY OF Jan, 2005
BY ROBERT REVELEY

NOTARY PUBLIC


MIA MIONG H. LEU
COMM. #1401743
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Mar. 19, 2007

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Members
Govdesk LLC
Redondo Beach, California

We have audited the statement of financial condition of Govdesk LLC as of December 31, 2004, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Govdesk LLC, as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



CERTIFIED PUBLIC ACCOUNTANTS

February 18, 2005

GOVDESK LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 44,431
Due from clearing broker	132,477
Advances to officers	211,636
Other current assets	26,996
Investment in limited partnership fund	184,000
Furniture and equipment, net of accumulated depreciation of $ 17,530	16,283
	$ 615,823

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 7,090
Commissions payable	52,980
State taxes payable	6,000
Total liabilities	66,070
Members' equity	549,753
	$ 615,823

See notes to financial statements.

GOVDESK LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

REVENUES	
Commissions income	$ 2,219,339
Loss on investment in limited partnership fund	(7,632)
Interest	3,556
	2,215,263
EXPENSES	
Compensation	442,632
Management consulting fees	300,000
Commissions	393,759
Research fees	336,700
Professional fees	155,982
Clearing costs	11,017
Regulatory fees	9,057
Depreciation	5,258
Other operating expenses	668,308
	2,322,713
LOSS BEFORE INCOME TAXES	(107,450)
INCOME TAXES	(6,800)
NET LOSS	$ (114,250)

See notes to financial statements.

GOVDESK LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2004

Balance, December 31, 2003	$ 1,381,592
Net loss	(114,250)
Distributions	(717,589)
Balance, December 31, 2004	$ 549,753

See notes to financial statements.

GOVDESK LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (114,250)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	5,258
Loss on investment in limited partnership fund	7,632
Change in assets and liabilities:	
(Increase) decrease in:	
Due from clearing broker	114,543
Advances to officers	(211,636)
Other current assets	6,039
(Decrease) increase in:	
Accounts payable	6,048
Due to clearing broker	(600,000)
Commissions payable	29,470
Income taxes payable	1,600
Net adjustments	(641,046)
Net cash used by operating activities	(755,296)
CASH FLOWS FROM INVESTING ACTIVITIES	
Distribution from investment in limited partnership fund	100,000
Cash payments for purchase of equipment	(2,249)
Net cash provided by investing activities	97,751
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid	(717,589)
Net cash used by financing activities	(717,589)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,375,134)
CASH AND CASH EQUIVALENTS, December 31, 2003	1,419,565
CASH AND CASH EQUIVALENTS, December 31, 2004	$ 44,431

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 6,800
	Interest	$ 0

See notes to financial statements.

GOVDESK LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2004

NOTE A – Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Govdesk LLC (the Company) was formed as a Limited Liability Company in California in January, 1998, with a termination date of September 30, 2047. Under this form of organization, the members are not liable for the debts of the Company.

The Company registered as a broker-dealer with the Securities and Exchange Commission in August, 1998, and is a member of the National Association of Securities Dealers. The Company engages in the brokerage of securities.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Equipment

Equipment purchases greater than $ 500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Revenue Recognition

Commissions are related to securities transactions and are recorded on a trade date basis.

Income Taxes

No provision or liability for federal or state income taxes has been made in the financial statements since the Company's income and losses are reported on the individual members' tax returns. The provision is for the annual state limited liability minimum tax and annual fee.

Investment in Limited Partnership Fund

The Company's investment in limited partnership fund is carried at its prorata share of the fund's net assets.

NOTE A – Summary of Significant Accounting Policies (Continued)

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all customer transactions through another broker-dealer on a fully disclosed basis.

NOTE B – Concentrations of Credit Risk

The Company's receivables are from Tradition Asiel Securities, Inc. (Tradition), a broker –dealer and member of the Company as described in Note C.

NOTE C – Related Parties

Research Fees

The Company is affiliated with Seagate Research LLC (Seagate Research) and Seagate Global Advisors LLC. The officers of the Company are also officers and/or members of Seagate Research LLC and Seagate Global Advisors LLC. Seagate Research charges the Company fees for research services provided to the Company. For the year ended December 31, 2004, research fees of $ 336,700 were paid to Seagate Research. These amounts are included in research fees in the statement of operations. Also see Note D.

Management Consulting Fees

Management consulting fees in the amount of $ 300,000 were paid to officers of the Company who are also officers and/or members of Seagate Research LLC and Seagate Global Advisors.

Investment in Limited Partnership

The Company owns a limited partnership interest in Seamax Partners Fund, L.P. (the Fund). The general partner and investment advisor of Seamax Partners Fund, L. P. is Seagate Global Advisors, LLC, another affiliate of the Company. The Fund invests in and trades financial instruments. The general partner and each limited partner share in the profits and losses in proportion to the Fund interest owned by each partner. No limited partner will become liable for obligations of the Fund in excess of its capital contributions and profits, if any, net of distributions. The Company's net investment in the Fund of $184,000 is carried at its prorata share of the Fund's net assets as indicated in its December 31, 2004 financial statements. The Company's original investment was $250,000. During 2004, the Company received $100,000 in distributions. Its decrease in value of $7,632 is included as investment loss in the Company's statement of operations for the year ended December 31, 2004.

NOTE C – Related Parties (Continued)

Advances to Officers

During the year ended December 31, 2004, the Company advanced a total of $211,636 to certain of its officers which is included in the statement of financial condition.

Clearing Broker Transactions

Tradition, a broker-dealer and a member of the Company, serves as the Company's clearing broker, where all customer transactions are cleared on a fully disclosed basis. During 2004, no clearing fees were paid to Tradition.

NOTE D – Lease Commitments

Operating Leases

Aggregate annual rentals for a company automobile under a noncancellable operating lease with an original term in excess of one year are as follows:

2005	$ 4,800

In addition, the Company subleases office space from its affiliate, Seagate Global Advisors LLC, on a month-to-month basis for approximately $3,000 per month. Rent expense for the year ended December 31, 2004 of $ 40,315, is included in other operating expenses in the statement of operations.

NOTE E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company's net capital is $ 110,838, which is $ 105,838, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was .60 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

GOVDESK LLC

COMPUTATION OF NET CAPITAL

December 31, 2004

NET CAPITAL	
Members' equity	$ 549,753
Less nonallowable assets:	
Advances to officers	(211,636)
Other current assets	(26,996)
Investment in limited partnership	(184,000)
Furniture and equipment, net	(16,283)
Total adjustments	(438,915)
NET CAPITAL	$ 110,838
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 7,090
Commissions payable	52.980
State taxes payable	6.000
	$ 66.070
COMPUTATION OF BASIS NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 5.,000
Net capital in excess of minimum requirement	$ 105,838
Ratio of aggregate indebtedness to net capital	.60 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 116,836
Audit adjustments - State taxes payable	(1,600)
Rounding	2
Net capital as reported herein	$ 110,838
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 60,070
Audit adjustments to - State income taxes payable	6,000
Aggregate indebtedness, as reported herein	$ 66,070

These differences result in a ratio of aggregate indebtedness to net capital of .60 to 1.0 rather than .51 to 1.0 as previously reported.

GOVDESK LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2004

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2004

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 18, 2005

To the Members
Govdesk LLC
Redondo Beach, California

We have audited the financial statements of Govdesk LLC for the year ended December 31, 2004, and have issued our report thereon dated February 18, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Govdesk LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to

the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Accordingly, we do not express an opinion on the system of internal accounting control of Govdesk LLC, taken as a whole. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Govdesk LLC may occur and not be detected within a timely period. This condition was considered in determining the nature, timing and extent of the audit tests applied in our audit of the December 31, 2004 financial statements, and this report does not affect our report on those financial statements dated February 18, 2005.

Adequate Documentation for Advances to Officers or Affiliates

During our audit, we noted that expenditures made on behalf of the officers and/or affiliates of the Company were incorrectly classified as investments or expenses. In order to maintain accurate accounting for business investments and expenses, it is essential that adequate approval and substantiation for all investments and expenses is maintained. For significant investments, properly approved authorizations by the members of the Company, including documents naming the Company as owner of the investments, is recommended. For expenses, documentation such as approved invoices and expense reports indicating business purpose for the expenditure should be obtained.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.



CERTIFIED PUBLIC ACCOUNTANTS